SEC FILE NUMBER 001-35901
CUSIP NUMBER 30281V108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 001-35901

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type.
Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.
PART I
REGISTRANT INFORMATION

Full Name of Registrant:	FTD Companies, Inc.

Address of Principal Executive Office (Street and number):	3113 Woodcreek Drive

City, State and Zip Code:	Downers Grove, Illinois 60515

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
FTD Companies, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended June 30, 2019 (the “Quarterly Report”). The Company is unable to file its Quarterly Report within the prescribed time period or within the five day extension period permitted by the applicable rules of the Securities and Exchange Commission without unreasonable effort and expense.
As previously disclosed, on June 3, 2019, the Company and substantially all of its domestic subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions commencing cases under chapter 11 of title 11 of the U.S. Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors’ chapter 11 cases (together, the “Chapter 11 Cases”) are being jointly administered under the caption, In re FTD Companies, Inc., Case No. 19-11240 (LSS) (Bankr. D. Del.). The Debtors continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.
Effective August 1, 2019, following approval of the sale by an order of the Bankruptcy Court on August 1, 2019, Provide Creations, Inc. (“Provide Creations”), a wholly-owned subsidiary of the Company, completed the sale of the Company’s Personal Creations personalized gifts business (the “Personal Creations Sale”), pursuant to the stalking horse asset purchase agreement, dated June 23, 2019, by and among Provide Creations and certain other subsidiaries of the Company and PlanetArt, LLC.

On July 31, 2019, FTD, Inc. (“FTD Inc.”), a wholly-owned subsidiary of the Company, and certain other subsidiaries of the Company entered into the second amended and restated asset purchase agreement (the “Second A&R APA”) with Gateway Mercury Holdings, LLC, an affiliate of Nexus Capital Management LP, a California-based private equity sponsor (the “Purchaser”), pursuant to which the Purchaser agreed to acquire the Company’s North America and Latin America florist and consumer business, including the ProFlowers business (the “FTD/ProFlowers Sale”). The Second A&R APA was entered into following the completion of an auction process in which the Purchaser was declared the winning bidder. On August 9, 2019, the Second A&R APA and the FTD/ProFlowers Sale were approved by the Bankruptcy Court. Completion of the FTD/ProFlowers Sale is subject to customary closing conditions.
On July 31, 2019, Provide Commerce LLC (“Provide Commerce”), a wholly-owned subsidiary of the Company, entered into an asset purchase agreement (the “Gourmet Foods APA”) with SBGF Acquisition, LLC (the “Gourmet Foods Purchaser”), an affiliate of 1-800-FLOWERS.COM, Inc., to acquire the Company’s Shari’s Berries online retail gourmet foods and food gifting business (the “Gourmet Foods Sale”). The Gourmet Foods APA was entered into following the completion of an auction process in which the Gourmet Foods Purchaser was declared the winning bidder. On August 9, 2019, the Gourmet Foods APA and the Gourmet Foods Sale were approved by the Bankruptcy Court. Completion of the Gourmet Foods Sale is subject to customary closing conditions.
The Company expects that its remaining assets will be liquidated in the Chapter 11 Cases.
As a result of the events described above and other events related to the Chapter 11 Cases, the Company is currently focused on administering the Chapter 11 Cases, including attending to issues related to the Personal Creations Sale, the FTD/ProFlowers Sale and the Gourmet Foods Sale, as well as continuing to run the business. Accordingly, the Company is unable to perform the work that would be necessary to complete and file the Quarterly Report within the prescribed time period without unreasonable effort and expense.
As a result of the sale or liquidation of the Company’s assets, the Company does not expect to file the Quarterly Report. As a debtor-in possession under the Bankruptcy Code, the Company files monthly operating reports with the Bankruptcy Court. The Company cautions that these reports include financial statements that are limited in scope, cover a limited time period, are prepared solely for the purpose of complying with requirements applicable in the Chapter 11 Cases and are in a format acceptable to the U.S. Trustee and are not prepared in accordance with generally accepted accounting principles in the United States. Investors and potential investors should not to place undue reliance upon the information contained in the monthly operating reports, which are not prepared for the purpose of providing the basis for an investment decision relating to any of the securities of the Company.
Forward-Looking Statements
Certain statements in this filing are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “projections,” “business outlook,” “estimate,” or similar expressions constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the anticipated FTD/ProFlowers Sale and Gourmet Foods Sale, filing of the Quarterly Report and the Company’s belief with respect to anticipated changes from the results of operation from the corresponding period of the last fiscal year. Potential factors that could affect such forward-looking statements include, among others, risks and uncertainties relating to the Chapter 11 Cases, including, but not limited to, the Company’s ability to obtain Bankruptcy Court approval of motions filed in the Chapter 11 Cases, the effects of the Chapter 11 Cases on the Company and on the interests of various constituents, Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general, the length of time the Company will operate under the Chapter 11 Cases, risks associated with third-party motions in the Chapter 11 Cases, the potential adverse effects of the Chapter 11 Cases on the Company’s liquidity or results of operations and increased legal and other professional costs necessary to execute the Company’s restructuring strategy; the conditions to which the Company’s DIP financing is subject and the risk that these conditions may not be satisfied for various reasons, including for reasons outside of the Company’s control; the Company’s and the Debtors’ ability to consummate sales of substantially all of the Debtors’ assets and the terms and conditions of any such sales; the Company’s ability to implement operational improvement efficiencies; the risks related to the Company’s delisting from Nasdaq and trading on the OTC Pink Market and the other factors disclosed in the section entitled “Risk Factors” in the Company’s most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission, as updated from time to time in the Company’s subsequent filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. Such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that may cause actual performance and results to differ materially from those predicted. Reported results should not be considered an indication of future performance. Except as required by law, management undertakes no obligation to publicly release the results of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART IV
OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

Steven D. Barnhart	(630) 719-7800
(Name)	(Area Code) (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☒ No
Quarterly Report on Form 10-Q for the period ended March 31, 2019
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The explanation is attached as Exhibit A.

FTD Companies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 9, 2019	By:	/s/ Steven D. Barnhart
Steven D. Barnhart Executive Vice President, Chief Financial Officer

EXHIBIT A

The Company does not intend to file the Quarterly Report due to the events described in Part III of this Form 12b-25 and the impending liquidation of its remaining assets. The Company believes that, based on the information currently available to it, the Company’s operating results for the quarterly period ended June 30, 2019 were significantly different from those for the comparable prior period due to developments that have occurred in the Company’s business over the past year, including those described in its Annual Report on Form 10-K for the year ended December 31, 2018 and the events described in Part III of this Form 12b-25. The registrant is currently unable to provide a reasonable estimate of its results for the quarterly period ended June 30, 2019 for the reasons described in Part III of this Form 12b-25.